MARKETINGMOBILETEXT, INC.

February 29, 2012

Ryan Houseal

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

MarketingMobileText, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 2, 2012

File No. 333-178652

Dear Mr. Houseal:

MarketingMobileText, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter of February 17, 2012 pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on February 2, 2012.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 17, 2012.

General

1.

Please update your financial statements and related disclosure pursuant to Rule 8-08 of Regulation S-X.

RESPONSE: We have revised the Filing to include updated financial statements and related financial disclosures.

In connection with the Company’s responding to the comments set forth in the February 17, 2012 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

MarketingMobileText, Inc.

/s/ Kelly Storms

By: Kelly Storms,

Its: President and CEO

501 Santiago Avenue, Long Beach, CA 90814